Exhibit 99.1 to Schedule 13D

Exhibit 99.1

ADDITIONAL TRANSACTION INFORMATION

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Transaction Description
06/06/11	Ibis Management, LLC	0	110,000	$1.2700	(1) (2)
06/08/11	Ibis Management, LLC	0	100,000	$1.2800	(1) (2)
06/09/11	Ibis Management, LLC	0	422,100	$1.2800	(1)
07/01/11	Ibis Management, LLC	0	35,360	$1.0400	(3)
07/01/11	Ibis Management, LLC	0	33,150	$1.0400	(3)
07/06/11	Ibis Management, LLC	0	152,490	$1.0400	(3)

(1)	Open market sale.
(2)	Excludes commission of approximately $0.02 per share.
(3)	Private transaction.